Exhibit 99.1

Guardforce AI Announces Strategic Partnerships

~ Engages MZ Group to Lead Strategic Investor Relations and Shareholder Communication Program ~

~ Appoints New Auditor ~

NEW YORK, October 29, 2021 -- Guardforce AI Co., Limited (“Guardforce” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider in Asia, has announced today the Company has engaged international investor relations specialists MZ Group (“MZ”) to lead a comprehensive strategic investor relations and financial communications program across all key markets. In addition to the engagement of MZ, the Company also announced the appointment of PFK Littlejohn LLP (“PKF”) as its new independent registered public accounting firm.

MZ Group will work closely with Guardforce management to develop and implement a comprehensive capital markets strategy designed to increase the Company’s visibility throughout the investment community. The campaign will highlight how Guardforce is leveraging its nearly 40 years of experience in the security industry to build a leading Robot as a Service (RaaS) solution powered by Artificial Intelligence (AI) and managed by an intelligent online robotics platform, as well as complementary secured logistics, cybersecurity and managed security services.

MZ has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts and private investors. The firm maintains offices worldwide and was recently ranked No. 7 in the world in business communication.

Shannon Devine, Managing Director at MZ North America, will advise Guardforce in all facets of corporate and financial communications, including the coordination of roadshows and investment conferences across key cities and building brand awareness with financial and social media outlets.

Guardforce appointed PFK to replace Wei, Wei & Co., LLP as its new independent registered public accounting firm to perform interim review for June 30, 2021 and auditing for financial year 2021. The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company. PFK will perform the audit for the consolidated financial statements and issue a written report, all of which are to be included in the annual report (Form 20-F) proposed to be filed by the Company under the Securities Exchange Act of 1934.

PKF is ranked in the top 15 of global accountancy networks with presence in over 150 countries around the globe, 21,100 PKF partners and staff support private and listed businesses. PKF is PCAOB registered and serves as auditor to a number of US listed companies across a range of sectors, filing both IFRS and US GAAP accounts.

“Today’s announcements represent the evolution of Guardforce, and we could not be more pleased with the addition of MZ Group as our Investor Relations partner and PFK as our new public accounting firm. Both strategic partnerships are key components to our next phase of growth, and we look forward to working with both,” commented Terence Yap, Chairman of Guardforce.

Ted Haberfield, Chairman & President of MZ Group North America, commented, “Guardforce is an established leader in the secure logistics and physical security markets, with decades of experience protecting and transporting high-value assets for public and private sector customers in Thailand and the Asia Pacific region. Financial, retail and government institutions are continuing to outsource these operations to third-party service providers to reduce the risk and focus on core competencies. Guardforce has launched multiple strategic initiatives utilizing robotics in response to the significant market potential and demand arising from the need for automation within the security and facilities management industry segment. Mordor Intelligence anticipates the total addressable market worldwide for service robotics will grow to $212.6 billion by 2026 and grow at a CAGR of 44.9%. With its recent Nasdaq listing, we find the valuation disconnect at Guardforce to be a unique opportunity for investors and look forward to sharing this with our network of institutional investors and family offices.”

Shannon Devine added, “Guardforce continues to expand its leadership position in the secure logistics and physical security business throughout Thailand through 21 branches and a fleet of 478 secured vehicles. The Company works closely with its technology partners to develop the right tools to help its clients, leading to its RaaS solution dedicated to offering a variety of AI powered robots managed by an Intelligent Cloud Platform (ICP) that allows Guardforce to remotely manage and monitor deployed robots. Current models include intelligent reception, spray, concierge, delivery and patrol robots for commercial and public sectors. For customers looking to further harden their online assets, Guardforce acquired a majority stake in information security consultants Handshake Networking Ltd, a Hong Kong-based company specializing in a wide variety of information security consultancy services including penetration testing and vulnerability assessment, information systems audit, consultancy, computer forensics and security awareness training.”

For more information on Guardforce, please visit the Company’s website at www.guardforceai.com. To schedule a conference call with management, please email your request to GFAI@mzgroup.us or call Shannon Devine at 203-741-8811.

About MZ Group

MZ North America is the US division of MZ Group, a global leader in investor relations and corporate communications. MZ provides innovative, customized services to domestic and multinational private and public companies across all industries through a unique, fully-integrated “one-stop-shop” approach. By delivering a comprehensive suite of products and services through one point of contact, MZ offers services to all relevant markets geared to helping our clients build a sustainable public brand. MZ North America has a global footprint with offices located in New York, Chicago, San Diego, Aliso Viejo, Austin, Minneapolis, Taipei and São Paulo. For more information, please visit www.mzgroup.us.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves. For more information visit www.guardforceai.com.

Corporate Contact

Yu Hu

yu.hu@guardforceai.com

Investor Relations

Shannon Devine
MZ North America
Main: 203-741-8811
GFAI@mzgroup.us